UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

829322304

(CUSIP Number)

Milton C, Ault, III

AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ault Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

1	NAME OF REPORTING PERSONS Kenneth S. Cragun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 667(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(2)	Represents 667 shares of Common Stock underlying certain stock options which are currently exercisable.

1	NAME OF REPORTING PERSONS Henry C. W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS James M. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 667(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(2)	Represents 667 shares of Common Stock underlying certain stock options which are currently exercisable.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed by the undersigned on June 13, 2022 as amended on June 16, 2022, June 24, 2022, July 11, 2022, July 29, 2022, September 21, 2022 and November 29, 2023 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 7, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended as follows:

On December 21, 2023, Ault Lending filed a Verified Complaint (the “Complaint”) in the Court of Chancery of the State of Delaware, bringing derivative claims against (i) the Issuer, (ii) board members Gary Atkinson, Jay B. Foreman, Harvey Judkowitz, Joseph Kling, Bernardo Melo, and Mathieu Peloquin, (iii) Stingray Group, Inc. (“Stingray”), which is an affiliate of Mr. Peloquin, and (iv) Regalia Ventures, LLC (“Regalia Ventures”), which is owned and controlled by Mr. Foreman. The Complaint was filed in connection with the Issuer’s sale to Stingray and Regalia Ventures of a total of 2,197,802 Shares, or 34% of the Shares outstanding after completion of the sale, on November 21, 2023.

As discussed in detail in the Complaint, Ault Lending believes that the director defendants violated their fiduciary duties of care and loyalty by, among other things, approving the transaction with Stingray and Regalia Ventures at an inadequate price following a conflicted and deeply flawed process. Ault Lending is seeking the following relief from the Court:

•	declarations that the defendant directors breached their fiduciary duties, and that Stingray and Regalia Ventures aided and abetted those breaches;

•	rescinding the Issuer’s sale of Shares to Stingray and Regalia Ventures; and

•	awarding damages and attorneys’ fees to Ault Lending.

The foregoing summary is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.1	Complaint filed by Ault Lending on December 21, 2023.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        December 26, 2023

AULT ALLIANCE, INC.
/s/ MILTON C. AULT, III
MILTON C. AULT, III	By:	/s/ MILTON C. AULT, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ KENNETH S. CRAGUN
KENNETH S. CRAGUN	By:	/s/ DAVID J. KATZOFF
		Name:	David J. Katzoff
		Title:	Manager

/s/ HENRY C.W. NISSER
Henry C. W. Nisser

/s/ JAMES M. TURNER
JAMES M. TURNER